LIMITED LIABILITY COMPANY OPERATING AGREEMENT

FOR

Orion Aircraft Company LLC

This Company Agreement of this MULTIPLE-MEMBER MEMBER-MANAGED LIMITED LIABILITY COMPANY organized pursuant to applicable state law, is entered into and shall become effective as of 1 January, 2019 (the "Effective Date") by and among the Company and the persons executing this Agreement as Members. It is the Members express intention to create a limited liability company in accordance with the Act, as currently written or subsequently amended or redrafted. Therefore, all provisions of this document shall be construed consistent with the afore described intent of the Members. Accordingly, in consideration of the conditions contained herein, he/she/they agree as follows:

ARTICLE I

Company Formation

1.1 **FORMATION.** The Members hereby form a Limited Liability Company (the "Company") subject to the provisions of state law as currently in effect as of this date. Articles of Organization shall be filed with the Secretary of State.

1.2 **NAME.** The name of the Company shall be: Orion Aircraft Company LLC.

1.3 **REGISTERED AGENT AND OFFICE.** The name and location of the registered agent of the Company shall be:

> Andrew M House
> 785 Hwy 261 S
> Wedgefield, SC 29168

1.4 **TERM.** The Company shall continue for a perpetual period unless

(a) members whose capital interest as defined in Article 2.2 exceeds 50 percent vote for dissolution; or

(b) any event which makes it unlawful for the business of the Company to be carried on by the Members; or

(c) any other event causing dissolution of this Limited Liability Company under the laws of the State of South Carolina.

1.5 **CONTINUANCE OF COMPANY.** Notwithstanding the provisions of ARTICLE 1.3, in the event of an occurrence described in ARTICLE 1.4(c), if there are at least one remaining Member(s), said remaining Member(s) shall have the right to continue the business of the Company.

1.6 **BUSINESS PURPOSE.** The Company shall conduct any and all lawful business deemed appropriate to execute the company's objectives.

1.7 **PRINCIPAL PLACE OF BUSINESS.** The location of the principal place of business of the Company shall be:

> 785 Hwy 261 S
> Wedgefield, SC 29168
> Sumter County, SC



1.8   **THE MEMBERS.** The name and place of residence of each member may not be listed due to varied locations and difficulty of sending an operating agreement to each member based on the unique nature of company funding. Members are the owners of this company.

1.9   **ADMISSION OF ADDITIONAL MEMBERS.** Except as otherwise expressly provided in the Agreement, additional members may be admitted to the Company through issuance by the company of a new interest in the Company without the prior unanimous written consent of the Members.

ARTICLE II

Capital Contributions

2.1   **INITIAL CONTRIBUTIONS.** The Members initially shall contribute to the Company capital as described in Exhibit 2 attached to this Agreement. The total value of such property and cash is $5000.00.

2.2   **ADDITIONAL CONTRIBUTIONS.** Except as provided in ARTICLE 6.2, no Member shall be obligated to make any additional contribution to the Company's capital.

ARTICLE III

Profits, Losses, and Distributions

3.1   **C CORPORATION ELECTION.** The Members have elected to be treated as a C Corporation to keep the profits of the LLC at the company level and not be forced to distribute profits to the Members.

ARTICLE IV

Management

4.1   **MANAGEMENT OF THE BUSINESS.** The management of the business is invested in the Members. The Members do appoint one Chief Executive Member. The Chief Executive Member is the Member with the most responsibility and head of operations of the business.

4.2   **MEMBERS.** The liability of the Members shall be limited as provided pursuant to applicable law. Members may take part in the control, management, direction, or operation of the Company's affairs and shall have powers to bind the Company. Any legally binding agreement must be signed by the Chief Executive member.

> (a) Any decision that involves a sale of the business, a loan, an acquisition of another company shall be vested in the Chief Executive Member, with the advisement and consent of the majority of the remaining members based on the percentage of ownership.

> (b) All day to day decisions and management of the LLC will predominantly be made by the Chief Executive Member.

> (c) If a Member disagrees with the Chief Executive Member's decision or proposed decision, a Member may call a vote to decide the course of action. A simple majority based on percentage of ownership vote must be completed to take an action on behalf of the LLC in accordance with ARTICLE 4.5. The vote must be in writing.

4.3   **DUTIES OF MEMBERS.** Not all members will have a duty.

4.4   **CHIEF EXECUTIVE MEMBER.** The Chief Executive Member shall have primary responsibility for managing the operations of the Company and for effectuating the decisions of the Company.

4.5   DISPUTES OF MEMBERS. Disputes among Members will be decided by a majority vote. A member has the amount of votes according to the Members percent of interest. (Example: 11% is 110,000 votes.) There has to be a majority vote for an action to take place.

4.6   POWERS OF THE CHIEF EXECUTIVE MEMBER. The Chief Executive Member is authorized on the Company's behalf to make all decisions in accordance with ARTICLE 4.2 as to (a) the sale, development lease or other disposition of the Company's assets; (b) the purchase or other acquisition of other assets of all kinds; (c) the management of all or any part of the Company's assets; (d) the borrowing of money and the granting of security interests in the Company's assets; (e) the pre-payment, refinancing or extension of any loan affecting the Company's assets; (f) the compromise or release of any of the Company's claims or debts; and, (g) the employment of persons, firms, or corporations for the operation and management of the company's business. In the exercise of their management powers, the Chief Executive Member is authorized to execute and deliver (a) all contracts, conveyances, assignments leases, sub-leases, franchise agreements, licensing agreements, management contracts, and maintenance contracts covering or affecting the Company's assets; (b) all checks, drafts, and other orders for the payment of the Company's funds; (c) all promissory notes, loans, security agreements, and other similar documents; and, (d) all other instruments of any other kind relating to the Company's affairs, whether like or unlike the foregoing.

4.7   Title. Title to the Company's assets shall be held in the Company's name.

4.8   COMPANY INFORMATION. Upon request, the Chief Executive Member shall supply to any Member information regarding the Company or its activities. Each Member or his authorized representative shall have access to and may inspect and copy all books, records, and materials in the Chief Executive Member's possession regarding the Company or its activities. The exercise of the rights contained in this ARTICLE 4.8 shall be at the requesting Member's expense.

4.9   EXCULPATION. Any act or omission of the Chief Executive Member, the effect of which may cause or result in loss or damage to the Company or the Members if done in good faith to promote the best interests of the Company, shall not subject the Chief Executive Member to any liability to the Members.

4.10   INDEMNIFICATION. The Company shall indemnify any person who was or is a party defendant or is threatened to be made a party defendant, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the Company) by reason of the fact that he is or was a Member of the Company, Manager, employee or agent of the Company, or is or was serving at the request of the Company, for instant expenses (including attorney's fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if the Members determine that he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the Company, and with respect to any criminal action proceeding, has no reasonable cause to believe his/her conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of "no lo Contendere" or its equivalent, shall not in itself create a presumption that the person did or did not act in good faith and in a manner which he reasonably believed to be in the best interest of the Company, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his/her conduct was lawful.

4.11   RECORDS. The Chief Executive Member shall cause the Company to keep at its principal place of business or at another location agreeable by the Members, the following:

   (a) A copy of the Certificate of Formation and the Company Operating Agreement and all amendments;

   (c) Copies of the Company's federal, state and local income tax returns and reports, if any, for the three most recent years;

   (d) Copies of any financial statements of the limited liability company for the three most recent years.

ARTICLE V

Officers

5.1   APPOINTMENT OF OFFICERS. The Chief Executive Member may appoint individuals as officers ("officers") of the Company, which may include a President, a Chief Executive Officer, a Chief Financial Officer, a Secretary and such other officers (such as a Chief Operating Officer, a Treasurer or any number of Vice Presidents) as the Chief Executive Member deems advisable. No officer need be a Member. An individual may be appointed to more than one office. No officer of the Company shall have any rights or powers beyond the rights and powers granted to such officer in this Agreement. The officers of the Company as of the date hereof are listed on the attached Exhibit 3.

5.2   DUTIES OF OFFICERS GENERALLY. Under the direction of and, at all times, subject to the authority of the Chief Executive Member, the officers shall have the discretion to manage the day-to-day business, operations and affairs of the Company in the ordinary course of its business, to make all decisions, except those expressly reserved or requiring the approval of the Chief Executive Member hereunder, affecting the day-to-day business, operations and affairs of the Company in the ordinary course of its business and to take all such actions as they deem necessary or appropriate to accomplish the foregoing, in each case, unless the Chief Executive Member shall have previously restricted (specifically or generally) such powers. In addition, the officers shall have such other powers and duties as may be prescribed by the Chief Executive Member or this Agreement. The President shall have the power and authority to delegate to any agents or employees of the Company rights and powers of officers of the Company to manage and control the day-to-day business, operations and affairs of the Company in the ordinary course of its business, as the President may deem appropriate from time to time, in each case, unless the Chief Executive Member shall have previously restricted (specifically or generally) such powers. Notwithstanding the foregoing, no officer shall enter into or consummate any of the following transactions without the prior approval of the Chief Executive Member: (i) any transaction outside of the ordinary course of the Company's business consistent with past practice; (ii) the issuance of any Units or other security of the Company; including any security convertible into any security; (iii) any sale of any material portion of the Company's assets (whether by asset purchase, stock purchase, merger or otherwise), except in the ordinary course of the Company's business; (iv) declare or pay any dividend or make any other distributions in respect of any Units; (v) redeem or purchase or otherwise acquire any Units; (vi) incur any liabilities, obligations, including guarantees, or indebtedness in excess of $25,000 individually, or as otherwise expressly provided in the Company's employment agreement with the President of the Company; (vii) approve any material deviation from the then current operating budget as approved by the Chief Executive Member; or (viii) any other acts requiring the consent or approval of the Chief Executive Member under this Agreement.

5.3   AUTHORITY OF OFFICERS. Subject to Section 5.2, any officer of the Company shall have the right, power and authority to transact business in the name of the Company or to act for or on behalf of or to bind the Company. With respect to all matters within the ordinary course of business of the Company, third parties dealing with the Company may rely conclusively upon any certificate of any officer to the effect that such officer is acting on behalf of the Company.

5.4   REMOVAL, RESIGNATION, AND FILING OF VACANCY OF OFFICERS. The Chief Executive Member may remove any officer, for any reason or for no reason, at any time, subject to the terms of any then-existing employment agreement. Any officer may resign at any time by giving written notice to the Chief Executive Member, and such resignation shall take effect at the date of the receipt of that notice or any later time specified in that notice; provided, that unless otherwise specified in that notice, the acceptance of the resignation shall not be necessary to make it effective. Any such resignation shall be without prejudice to the rights, if any, of the Company or such officer under this Agreement or any employment or unit repurchase agreement then in effect. A vacancy in any office because of death, resignation, removal or otherwise shall be filled in the manner prescribed in this Agreement for regular appointments to that office.

5.5   COMPENSATION OF OFFICERS. The officers shall be entitled to receive compensation from the Company as determined by the Chief Executive Member, subject to any limitations imposed thereon as provided in the Company's employment agreement with the President of the Company.



5.6   **PRESIDENT.** Under the direction of and, at all times, subject to the authority of the Chief Executive Member and the limitations imposed by Section 5.2, the President shall have general supervision over the day-to-day business, operations and affairs of the Company and shall perform such duties and exercise such powers as are incident to the office of president under the GCL. The President shall have such other powers and perform such other duties as may from time to time be prescribed by the Chief Executive Member.

5.7   **CHIEF FINANCIAL OFFICER.** The Chief Financial Officer shall keep and maintain, or cause to be kept and maintained, adequate and correct books and records of accounts of the properties and business transactions of the Company, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital and Units, and, in general, shall perform all the duties incident to the office of the chief financial officer of a corporation organized under the GCL. The Chief Financial Officer shall have the custody of the funds and securities of the Company, and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Company. The Chief Financial Officer shall have such other powers and perform such other duties as may from time to time be prescribed by the Chief Executive Member and/or the President, subject to the limitations imposed by Section 5.2.

5.8   **SECRETARY.** The Secretary shall (i) keep the minutes and resolutions of any meetings of the Members and of the Chief Executive Member in one or more books provided for that purpose; (ii) see that all notices to be given by the Company are duly given in accordance with the provisions of this Agreement and as required by law; (iii) be custodian of the company records; (iv) keep a register of the addresses of each Member which shall be furnished to the Secretary by such Member; (v) have general charge of the Members Schedule; and (vi) in general perform all duties incident to the office of the secretary of a corporation organized under the GCL. The Secretary shall have such other powers and perform such other duties as may from time to time be prescribed by the Chief Executive Member and/or the President, subject to the limitations imposed by Section 5.2.

5.9   **OTHER OFFICERS.** All other officers of the Company shall have such powers and perform such duties as may from time to time be prescribed by the Chief Executive Member and/or the President, subject to the limitations imposed by Section 5.2.

ARTICLE VI

Compensation

6.1   **MANAGEMENT FEE.** Any Member or Manager rendering services to the Company shall be entitled to compensation commensurate with the value of such services as determined by the Chief Executive Member.

6.2   **REIMBURSEMENT.** The Company shall reimburse the Member or Manager for all direct out-of-pocket expenses incurred by them in managing the Company if appropriate documentation is provided and agreed upon by the Chief Executive Member.

ARTICLE VII

Bookkeeping

7.1   **BOOKS.** The Chief Executive Member shall maintain complete and accurate books of account of the Company's affairs at the Company's principal place of business. Such books shall be kept on such method of accounting as the Chief Executive Member shall select.

7.2   **MEMBER'S ACCOUNTS.** The Chief Executive Member shall maintain separate capital and distribution accounts for each Member. Each Member's capital account shall be in accordance with GAAP procedures. Some members may have their accounts combined if managed through a third party funding portal.



7.3   REPORTS. The Chief Executive Member shall close the books of account after the close of each calendar year, and shall prepare and publish for member review.

7.4   FISCAL YEAR. The fiscal year of the Company shall end on December 31st.

ARTICLE VIII

Transfers

8.1   ASSIGNMENT. If at any time a Member proposes to sell, assign or otherwise dispose of all or any part of its interest in the Company, Member shall comply with the following procedures:

(a) No restrictions on the sale of beneficial interest/ shares unless it materially changes the controlling ownership of the company.

(b) If controlling interest is changing hands all members will be informed and have an opportunity to vote on the matter within 30 days.

8.2   VALUATION OF EXITING MEMBERS INTEREST. If a Member wants to exit the LLC, and does not have a buyer of its membership interest, exiting member will assign its interest to current members according to the following set forth procedures:

(a) Par value is $1 per share or unit of interest.

(b) If exiting member and current members do not agree on the value of this membership interest, exiting member must pay for a certified appraiser to appraise the LLC company value, and the exiting members' value will be assigned a value according to the exiting members' interest percentage.

(c) The current members must approve the certified appraiser used by exiting member. Current members have 30 days to approve the exiting members certified appraiser. If current members disapprove the certified appraiser, they must show evidence to support their disapproval of the certified appraiser as a vendor qualified to make the LLC business appraisal. Current members may not stall the process by disapproving all certified appraisers.

(d) Upon completion of a certified appraiser placing a value on the LLC, a value will be placed on exiting members' interest according to exiting members' percentage of membership interest.

(e) If current members disagree with the value placed on exiting members' interest, current members must pay for a certified appraiser to value the LLC and exiting members' interest according to the same terms.

(f) Current members' appraiser must be completed within 45 days or right of current members to dispute the value of exiting members interest expires.

(g) Upon completion of current members certified appraiser, the exiting member must approve the value placed on exiting members' interest. Exiting member has 60 days to approve this value.

(h) If exiting member does not approve current members' appraiser value, the value of the LLC will be determined by adding both parties' values, then dividing that value in half, then creating the value of the exiting members' interest according to the exiting members' percentage of membership interest.

8.3   DISTRIBUTION OF EXITING MEMBERS INTEREST. Upon determination of exiting members' interest value, the value will be a debt of the LLC. The exiting member will only be able to demand payment of this debt at dissolution of the LLC or the following method:

(a) LLC will make timely payments.

(b) LLC will only be required to make payments towards exiting members' debt if LLC is profitable and passed income to current members.

(c) LLC must make a debt payment to exiting member if LLC passed income of 50% of the total determined value of the exiting members' interest in one taxable year. (Example: If exiting members' value was $100,000 and current member(s) received $50,000 taxable income in the taxable year, the LLC would owe a debt payment to exiting member. If current member(s) only received $90,000 in passed income, there would be no payment due.)

(d) Debt payment must be at least 10% of the value of the passed income to current LLC members.

(e) LLC must make payment to exiting member within 60 days of the end of the taxable year for the LLC.

(f) Payment schedule will continue until exiting members debt is paid by LLC.

(g) If LLC dissolves, exiting member will be a regular debtor and payment will follow normal LLC dissolution payment statutes.

(h) Exiting members' value of membership interest it assigned current members may NOT accrue interest.

(i) LLC can pay off amount owed to exiting member at any time if it so desires.

Article IX

Severability and Survival

9.1   **Severability and Survival**. If any provision of this Agreement, or part, is determined to be unenforceable for any reason whatsoever, it shall be severable from the remainder of this Agreement and shall not invalidate or affect the other provisions of this Agreement, which shall remain in full force and effect and shall be enforceable according to their terms. No covenant shall be dependent upon any other covenant or provision, each of which stands independently.

Certificate of Formation

Formed under the Laws of the State of South Carolina on 1 January, 2019, filing Number 190102-0957248



EXHIBIT 1

Certification of Members

The undersigned hereby agree, acknowledge and certify to adopt this Operating Agreement.

Signed this 7th day of March, 2019.

Signature

Andrew M House

Printed Name

Chief Executive Member   95 Percent

Address: 785 Hwy 261 S

           Wedgefield, SC 29168

Duties: All Chief Executive Member and Chief Executive Office functions.

EXHIBIT 2

Capital Contributions

Pursuant to ARTICLE 2, Jim Yarbrough's initial contribution to the Company capital is stated to be $5000.00. The description and each individual portion of this initial contribution are as follows: Cash $5000.00



EXHIBIT 3

Officers

The Officers of Orion Aircraft Company LLC, as of February 28th, 2019, are as follows:

Officer Name	Officer Title
Andrew M House	CEO
Vacant	Chief Financial Officer
Vacant	Secretary
Vacant	Treasurer
_____	_____
_____	_____
_____	_____
_____	_____



EXHIBIT 4

Capitalization Table
Total Authorized Units of Interest / Shares 2,000,000

Name	Interest Units / Shares Issued
Andrew M House	950,000
Jim Yarbrough	50,000

